Mail Stop 4561
via fax (408) 517-8186

April 16, 2009

John W. Thompson
Chairman & CEO
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

> **Re: Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended March 28, 2008**
> **Filed May 21, 2008**
> **File No. 000-17781**

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief